FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                          For the month of August 2004

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

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     On August 22, 2004, the Registrant announced that the class action against it, its directors and controlling shareholders has been dismissed. A copy of the press release is attached hereto.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

















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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: August 22, 2004                                By: s/ Tamar Cohen
                                                     ------------------
                                                     Tamar Cohen
                                                     Corporate Secretary






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                          TOWER SEMICONDUCTOR ANNOUNCES
                 THE CLASS ACTION AGAINST IT, ITS DIRECTORS AND
                  CONTROLLING SHAREHOLDERS HAS BEEN DISMISSED


MIGDAL HAEMEK, ISRAEL -- AUGUST 22, 2004 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) today announced that the class action filed in the United States District Court for the Southern District of New York on behalf of the shareholders of Tower Semiconductor Ltd., against Tower and certain of its directors and shareholders, asserting claims arising under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder has been dismissed in its entirety. The Court accepted the motion to dismiss filed on behalf of the Tower defendants and noted that Tower's status as a foreign private issuer exempts it, its directors and controlling from liability under the proxy rules of Section 14(a) of the Securities Exchange Act

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, (IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES,
(V) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VI) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (VII) ATTRACTING ADDITIONAL CUSTOMERS, (VIII) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (IX) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (X) COMPETING EFFECTIVELY, (XI) OUR LARGE AMOUNT OF DEBT AND OUR SATISFYING THE COVENANTS SET FORTH IN OUR AMENDED FACILITY AGREEMENT, AND (XII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES. A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN OUR FORM F-3, AS AMENDED, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY.

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                                      # # #

Investor Relations Contact          Corporate Contact
Sheldon Lutch                       Michael Axelrod
IR & Communications                 Tower Semiconductor USA
+1 (212) 268 1816                   +1 (408) 330 6871
sheldon@fusionir.com                pr@towersemi.com